Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-134893

Prospectus Supplement

To Prospectus dated September 20, 2006

70,600,000 Shares

Warner Chilcott Limited

Class A Common Stock

The following information supplements the prospectus dated September 20, 2006 relating to the initial public offering of our common stock. This prospectus supplement amends and supplements the disclosure in the prospectus dated September 20, 2006, including, without limitation, under “Risk Factors—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected”, “Risk Factors—Our exercise of an option to acquire a five-year license to Barr’s ANDA, which references our Ovcon 35 oral contraceptive, is the subject of suits by the Federal Trade Commission, 34 states, the District of Columbia and numerous private plaintiffs” and “Business—Legal Proceedings—FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35”.

This prospectus supplement should be read in conjunction with the prospectus dated September 20, 2006. This prospectus supplement is qualified by reference to the prospectus dated September 20, 2006, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in such prospectus, including any supplements or amendments thereto.

Investing in our common stock involves risks and uncertainties. See “Risk Factors” beginning on page 11 of the prospectus dated September 20, 2006.

Neither the Securities and Exchange Commission nor any other regulatory body, including any state securities regulators, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 26, 2006.

As disclosed in our Prospectus dated September 20, 2006, we are currently party to litigation with the FTC and 34 states plus the District of Columbia relating to our agreements with Barr for the supply of Ovcon 35. At issue in the litigation are the exclusivity provisions in these agreements, which provide that Barr exclusively supply Ovcon 35 to us, and the alleged anti-competitive effects of these provisions. Barr is our sole source of supply for Ovcon 35.

In August 2006, we completed manufacturing validation for a chewable version of Ovcon 35, Ovcon Chewable. In September of 2006, we launched Ovcon Chewable and stopped shipping Ovcon 35 to consumers as we began the process of transitioning from Ovcon 35 to Ovcon Chewable.

On September 25, 2006, the FTC filed a new motion in the ongoing litigation alleging that our transition from Ovcon 35 to Ovcon Chewable would impede the market for a generic version of Ovcon 35. The FTC’s motion seeks a preliminary injunction that, if granted, would require us to continue to supply Ovcon 35 on a basis comparable to Ovcon Chewable, including with respect to pricing, sampling and availability, in order to enable the possible entrance of a generic version of Ovcon 35 into the marketplace. The FTC’s motion does not seek to restrain our continuing roll out of Ovcon Chewable.

We believe the new relief requested by the FTC is without merit and we intend to contest the FTC’s motion vigorously. As disclosed in our Prospectus dated September 20, 2006, as a result of the launch of Ovcon Chewable and our eventual phase-out of Ovcon 35, we had expected to engage in discussions with Barr about the effect of the launch on our agreements. On September 25, 2006, following a review of our agreements with Barr relating to Ovcon 35, we signed a waiver which terminated the exclusivity provisions contained therein. The remaining provisions of the Barr agreements remain unchanged. Since the principal equitable relief sought in the initial Ovcon 35 FTC litigation referred to above was the termination of these exclusivity provisions, we intend to promptly file a motion to dismiss this litigation.

While Ovcon 35 is not patent protected, the agreements with Barr granted us an exclusive license to use their ANDA for which Ovcon 35 is the reference product. As a result of terminating the exclusivity provision, Barr could launch a generic equivalent.

While we believe the FTC’s motion is without merit, it is impossible to predict with any certainty the outcome of any litigation. If the FTC’s motion is granted, it could delay the migration from Ovcon 35 to Ovcon Chewable or, in the event that a generic equivalent of Ovcon 35 is introduced, could result in reduced migration of consumers to Ovcon Chewable.

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